Christopher A. Garcia Senior Vice President - Legal Dell Inc. 176 South Street Hopkinton, MA 01748 Christopher.A.Garcia@dell.com www.dell.com
September 12, 2022

Via EDGAR

Ms. Jennifer Gowetski
Ms. Amanda Ravitz
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re: Dell Technologies Inc.
Definitive Proxy Statement on Schedule 14A
Filed May 17, 2022
File No. 001-37867

Dear Ms. Gowetski and Ms. Ravitz:

Dell Technologies Inc. (the “Company”) submits this letter in response to the comment of the staff of the Division of Corporation Finance contained in the staff’s letter to the Company dated September 1, 2022 regarding the Company’s Definitive Proxy Statement on Schedule 14A filed May 17, 2022.

The staff’s comment is duplicated below in italicized text preceding the Company’s response.

General

1.Please expand upon how your board administers its risk oversight function. For example, please disclose:

•the timeframe over which you evaluate risks (e.g., short-term, intermediate-term, or long-term) and how you apply different oversight standards based upon the immediacy of the risk assessed;
•whether you consult with outside advisors and experts to anticipate future threats and trends, and how often you re-assess your risk environment;
•how the board interacts with management to identify significant emerging risks; and
•whether you have a Chief Compliance Officer and to whom this position reports.

The Company undertakes to comply with the staff’s comment in its future proxy statement filings.

*****

If you have any questions or would like further information concerning our response, please do not hesitate to contact me at 512-723-8611 or James Williamson at 737-757-0778.

Very truly yours,

DELL TECHNOLOGIES INC.

By:    /s/ Christopher A. Garcia
Name: Christopher A. Garcia
Title: Senior Vice President and Assistant
Secretary

cc:    Dell Technologies Inc.
Richard J. Rothberg
James Williamson

Hogan Lovells US LLP
Kevin K. Greenslade